SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 1)1

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230104

(CUSIP Number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 016230104	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mercury Real Estate Advisors LLC David R. Jarvis Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Mercury Real Estate Advisors LLC is a Delaware limited liability company.

            David R. Jarvis is a United States citizen.

            Malcolm F. MacLean IV is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                Mercury Real Estate Advisors LLC — 0 shares

                David R. Jarvis — 0 shares

                Malcolm F. MacLean IV — 0 shares

  8    SHARED VOTING POWER

                Mercury Real Estate Advisors LLC – 490,776 shares

                David R. Jarvis – 490,776 shares

                Malcolm F. MacLean IV – 490,776 shares

  9    SOLE DISPOSITIVE POWER

                Mercury Real Estate Advisors LLC — 0 shares

                David R. Jarvis — 0 shares

                Malcolm F. MacLean IV — 0 shares

10    SHARED DISPOSITIVE POWER

                Mercury Real Estate Advisors LLC – 490,776 shares

                David R. Jarvis – 490,776 shares

                Malcolm F. MacLean IV – 490,776 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Mercury Real Estate Advisors LLC – 490,776 shares David R. Jarvis – 490,776 shares Malcolm F. MacLean IV – 490,776 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Mercury Real Estate Advisors LLC – 6.7% David R. Jarvis – 6.7% Malcolm F. MacLean IV – 6.7%
14	TYPE OF REPORTING PERSON* Mercury Real Estate Advisors LLC — OO David R. Jarvis — IN Malcolm F. MacLean IV — IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 016230104	13D	Page 3 of 12 Pages

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of common stock, par value $1.00 per share, of Alico, Inc. (the “Issuer”), a Delaware corporation with principal offices at P.O. Box 338, La Belle, FL 33975.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of certain entities that hold the shares (the “Shares”) reported herein. Messrs. Jarvis and MacLean are the managing members of Advisors. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830

(c) The principal business of Advisors is providing investment management services. The principal occupation of each of Messrs. Jarvis and MacLean is serving as the managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 016230104	13D	Page 4 of 12 Pages

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $28,183,733.25. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, acquire additional Shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

From time to time, the Reporting Persons may also engage in and may plan for their engagement in:

(1) the acquisition of additional Shares, or the disposition of Shares;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6) any other material change in the Issuer’s business or corporate structure;

(7) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

On March 1, 2005, Messrs. Jarvis and MacLean sent letters to John R. Alexander, Chairman of the Board of Directors of the Issuer, and Douglas D. McKenney of The Nasdaq Stock Market, Inc., which letters are attached hereto as Exhibits 7.1 and 7.2, in which Messrs. Jarvis and MacLean expressed their concerns regarding certain corporate governance matters relating to the Issuer.

CUSIP No. 016230104	13D	Page 5 of 12 Pages

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 490,776 Shares, constituting 6.7% of the 7,316,357 shares of common stock, par value $1.00 per share, of the Issuer issued and outstanding as of January 10, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004, filed with the Securities and Exchange Commission on January 10, 2005.

Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 490,776 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 490,776 Shares.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his or its pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit 7.3 attached hereto and were effected through broker transactions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to John R. Alexander, Chairman of the Board of Directors of Alico, Inc.

Exhibit 7.2	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to Douglas D. McKenney, CFA, Director, Listing Qualifications, The Nasdaq Stock Market, Inc.

Exhibit 7.3	Transactions in Shares During Past 60 Days.

CUSIP No. 016230104	13D	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 1, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

Exhibit 7.1

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

March 1, 2005

Mr. John R. Alexander

Chairman of the Board of Directors

Alico, Inc.

640 Main Street

La Belle, Florida 33935

Dear Sir:

As new and significant minority shareholders of Alico, Inc. (“Alico” or the “Company”), we are deeply troubled by both the recent wholesale resignation of the five independent members of the Alico Board of Directors and your actions both prior to and subsequent to those resignations.

First, it is indisputable that you have a serious conflict of interest between your fiduciary responsibilities at Atlantic Blue Trust, Inc. (“ABT”) and your similar legal obligations at Alico. As Chairman of ABT, which owns 48% of Alico, how can you balance your responsibilities as Chairman of the Board of Directors of Alico after you had made a vague, ill-conceived proposal for a merger of ABT and Alico? When a subsequent, competing proposal was offered by National Land Partners (“National Land”), you participated in the meeting, not to mention publicly rejecting that proposal. Did you do so on behalf of minority shareholders of Alico or as a competing bidder? Needless to say, one cannot fairly balance these responsibilities, nor should one try. At a minimum, you should have recused yourself from the National Land meeting and left the independent directors and their professional advisors to review the National Land proposal and the ABT proposal without any attempt to meddle or influence the outcome.

Second, as Chairman of the Board of Alico, it is your responsibility to avoid just this type of embarrassing and dangerous situation whereby the Company is threatened with delisting by the NASDAQ due to the lack of independent directors. From your heavy-handed demands that you personally be made the Chief Executive Officer of Alico after the retirement of Bernie Lester, to demanding senior roles for your son and nephew, through your preposterously self-serving merger scheme that could have resulted in you/ABT gaining control of Alico without paying a significant control premium, your actions smack of an obsessive desire for personal and ABT gain at the expense of the minority shareholders of Alico. Moreover, to respond to the legitimate and appropriate concerns of the resigning independent directors with a quibbling, defensive press release completely misses the point of this whole sorry affair. To simultaneously lose five well-respected, nationally successful and experienced businessmen as independent directors could well make you the poster child for the Worst Corporate Governance Award of 2005.

Third, while we are sure that your son, nephew and son-in-law are fine fellows, their limited business experience is largely in your family business and local politics. Leaving aside their obvious conflicts of interest, each of their resumes pale in comparison with any of the departing independent directors. While you are obviously free to hire anyone you please in your private business at ABT, transferring the same nepotistic practices to Alico is a most unwanted and highly undesirable result.

If you wish to own Alico, straightforwardly offer the minority shareholders a significant control premium in cash and let them decide whether to accept the offer. Take the company private, merge it with ABT, have whatever directors and officers you please. Regardless of the level of your ownership, you must hire an independent, professional Chief Executive Officer and Board of Directors, and let them run the company in a manner designed to maximize shareholder value for all Alico shareholders, not just your family.

Fourth, your addition of Messrs. Mutz and Caswell to the Alico Board of Directors confirms your pattern of arrogance and poor judgment. With Mr. Caswell, we can now look forward to having your son-in-law join your son and nephew to bring a strong and experienced rubber stamp to the Board. Mr. Mutz, served coincidentally, until last week, as a member of the Board of Directors of Atlantic Blue Trust, Inc. His mysterious disappearance from the ABT Board and website and appearance on the Alico Board as an “independent” director reflects your arrogant determination and shameful attitude towards controlling Alico. Mr. Mutz is no more independent than your son, son-in-law or nephew. If Alico were a banana republic, you would have accomplished a bloodless coup d’etat. Happily however, Alico is a listed public company on a stock exchange which has a requirement of independent directors and good corporate governance.

Finally, electing yourself CEO of Alico completes the nightmarish scenario feared by the independent directors in their letter of resignation. Clearly, the goal of having good corporate governance and strong independent management and directors has been completely trampled by your blatant disregard for responsible corporate behavior. Please rest assured that ourselves and other minority shareholders will not sit idly by as you attempt to pillage and destroy the unique value of this Company.

Sincerely,

David R. Jarvis	Malcolm F. MacLean IV
Managing Member	Managing Member

Exhibit 7.2

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

March 1, 2005

Douglas D. McKenney, CFA

Director

Listing Qualifications

The Nasdaq Stock Market, Inc.

9600 Blackwell Road, Suite 300

Rockville, MD 20850

By Facsimile and Overnight Delivery

Re: Alico, Inc (“Alico” or the “Company”)

Dear Mr. McKenney:

We are writing to you in our capacity as minority shareholders in Alico. For your reference, we attach as Exhibit A a copy of our recent Schedule 13D filing with respect to the Company. We are contacting you as deeply concerned minority shareholders facing the prospect of a de facto takeover of the Company by Mr. John Alexander and Atlantic Blue Trust, Inc. (“ABT”), the owner in excess of 48% of the common stock of Alico of which Mr. Alexander is the Chairman of the Board. As you are aware, the five independent members of the Board of Directors of Alico resigned en masse on February 1, 2005, due to their concerns about “a disregard…for the principals of good corporate governance and independent professional management of the Company…” by Mr. Alexander and ABT. Those resignations in turn led to your office on February 5, 2005 issuing a letter advising the Company of its noncompliance with the listing requirements of the Nasdaq Stock Market and requesting information concerning the circumstances surrounding and issues raised in the resignation letter.

The numerous serious concerns cited by the impressive group of resigning independent directors were unfortunately all too accurate. Mr. Alexander has now in several short weeks thereafter choreographed (i) the resignation of Mr. Bernard Lester, the Chief Executive Officer, (ii) installed himself as the new Chief Executive Officer, (iii) appointed another family member, Mr. Lee Caswell, his son-in-law, to the Alico Board of Directors, and (iv) appointed Mr. Gregory T. Mutz as a second new Director. Thus, the cronyism and assault on good corporate governance so feared by the resigning independent Board members has quickly proven painfully prophetic.

Since his son-in-law is definitely not independent, Mr. Alexander must be attempting to portray Mr. Mutz as an Independent Director. However, it is characteristic of the cynical and arrogant attitude of Mr. Alexander and ABT to conveniently omit in Mr. Mutz’s resume sent to your office and issued in a public press release that he was a member of the ABT Board of Directors until several days ago. Mr. Mutz is a business associate and personal friend of Mr. Alexander, and clearly not independent. We therefore expect the Nasdaq to disqualify Mr. Mutz as a Director of Alico.

It has certainly occurred to us that the recent egregious behavior of Mr. Alexander and ABT is a clever ruse to deliberately cause delisting of Alico in order to more quickly achieve his complete takeover of the Company. While delisting would be a disastrous outcome for minority shareholders, it isn’t obvious that a packing of the Board with family and cronies would lead to a materially different result.

We urge you to reject the qualification of Mr. Mutz, given his clear conflict of interest, and lack of independence and to challenge the actions of Mr. Alexander both prior to and subsequent to the resignation of the independent Board members. In this post-Enron and Worldcom era, such a flaunting of even minimal levels of good corporate governance and Board independence should not and cannot be tolerated at any United States stock exchange.

We thank you for your review of this matter.

Very truly yours,

David R. Jarvis	Malcolm F. MacLean IV
Managing Member	Managing Member

CC:	Mr. Tom Choe
Senior Analyst
The Nasdaq Stock Market, Inc.

Enclosure

Exhibit 7.3

TRANSACTIONS IN SHARES DURING PAST 60 DAYS

Name*	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Mercury Special Situations Fund LP	12/31/04	4,918	$58.51045
Mercury Special Situations Fund LP	01/04/05	26,465	$60.27007
Mercury Special Situations Fund LP	01/04/05	5,300	$60.02283
Mercury Special Situations Fund LP	01/04/05	5,637	$57.83566
Mercury Special Situations Fund LP	01/05/05	1,900	$55.04759
Mercury Special Situations Fund LP	01/06/05	2,400	$54.86335
Mercury Special Situations Fund LP	01/07/05	3,740	$54.85861
Mercury Special Situations Fund LP	01/24/05	1,175	$57.14926
Mercury Special Situations Fund LP	01/27/05	7,271	$57.49609
Mercury Special Situations Fund LP	02/11/05	8,547	$59.01748
Mercury Special Situations Fund LP	02/14/05	11,856	$59.02352
Mercury Special Situations Fund LP	02/15/05	30,252	$58.48037
Mercury Special Situations Fund LP	02/16/05	1,958	$58.18685
Mercury Special Situations Fund LP	02/17/05	4,460	$58.36182
Mercury Special Situations Fund LP	02/18/05	1,856	$56.73399
Mercury Special Situations Fund LP	02/22/05	9,642	$56.97652
Mercury Special Situations Fund LP	02/23/05	3,149	$56.99229
Mercury Special Situations Fund LP	02/23/05	404	$56.74478
Mercury Special Situations Fund LP	02/24/05	6,507	$57.01807
Mercury Special Situations Fund LP	02/28/05	6,444	$56.95530
Mercury Special Situations Offshore Fund Ltd.	01/04/05	900	$57.84967
Mercury Special Situations Offshore Fund Ltd.	01/06/05	5,100	$54.86004
Mercury Special Situations Offshore Fund Ltd.	01/07/05	2,500	$54.86060
Mercury Special Situations Offshore Fund Ltd.	01/21/05	2,556	$57.52196
Mercury Special Situations Offshore Fund Ltd.	01/24/05	825	$57.15107
Mercury Special Situations Offshore Fund Ltd.	01/27/05	2,729	$57.49723
Mercury Special Situations Offshore Fund Ltd.	02/01/05	628	$57.27396
Mercury Special Situations Offshore Fund Ltd.	02/02/05	1,710	$57.90512
Mercury Special Situations Offshore Fund Ltd.	02/03/05	3,708	$57.50715
Mercury Special Situations Offshore Fund Ltd.	02/04/05	3,410	$58.01897
Mercury Special Situations Offshore Fund Ltd.	02/08/05	1,930	$58.66319
Mercury Special Situations Offshore Fund Ltd.	02/09/05	4,663	$58.66477
Mercury Special Situations Offshore Fund Ltd.	02/10/05	500	$58.47600
Mercury Special Situations Offshore Fund Ltd.	02/11/05	16,453	$59.01720
Mercury Special Situations Offshore Fund Ltd.	02/14/05	6,314	$59.02389
Mercury Special Situations Offshore Fund Ltd.	02/15/05	16,057	$58.48051
Mercury Special Situations Offshore Fund Ltd.	02/16/05	1,024	$58.18918
Mercury Special Situations Offshore Fund Ltd.	02/17/05	2,310	$58.36287

Name*	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Mercury Special Situations Offshore Fund Ltd.	02/18/05	937	$56.73664
Mercury Special Situations Offshore Fund Ltd.	02/22/05	5,106	$56.97698
Mercury Special Situations Offshore Fund Ltd.	02/23/05	1,601	$56.99382
Mercury Special Situations Offshore Fund Ltd.	02/23/05	213	$56.75587
Mercury Special Situations Offshore Fund Ltd.	02/24/05	3,493	$57.01873
Mercury Special Situations Offshore Fund Ltd.	02/28/05	3,556	$56.95530
Mercury Real Estate Securities Fund LP	01/03/05	100	$59.27840
Mercury Real Estate Securities Fund LP	01/13/05	100	$52.89020
Silvercrest Real Estate Fund (International)	01/03/05	29,000	$59.12892
Silvercrest Real Estate Fund (International)	01/04/05	15,000	$60.27050
Silvercrest Real Estate Fund (International)	01/04/05	3,000	$60.02500
Silvercrest Real Estate Fund (International)	01/04/05	3,100	$57.83784
Silvercrest Real Estate Fund (International)	01/05/05	6,200	$55.04212
Silvercrest Real Estate Fund (International)	01/07/05	2,200	$54.86142
Silvercrest Real Estate Fund (International)	01/10/05	98	$55.17306
Silvercrest Real Estate Fund (International)	01/10/05	4,173	$54.80499
Silvercrest Real Estate Fund (International)	01/13/05	684	$52.76213
Silvercrest Real Estate Fund (International)	01/14/05	183	$52.39814
Silvercrest Real Estate Fund (International)	01/20/05	561	$56.28442
Silvercrest Real Estate Fund (International)	01/28/05	898	$57.67396
Silvercrest Real Estate Fund (International)	02/15/05	5,386	$58.48113
Silvercrest Real Estate Fund (International)	02/16/05	714	$58.19130
Silvercrest Real Estate Fund (International)	02/17/05	1,321	$58.36448
Silvercrest Real Estate Fund (International)	02/18/05	565	$56.74014
Silvercrest Real Estate Fund	01/03/05	9,452	$59.12999
Silvercrest Real Estate Fund	01/04/05	4,200	$60.27307
Silvercrest Real Estate Fund	01/04/05	800	$60.03875
Silvercrest Real Estate Fund	01/04/05	900	$57.84967
Silvercrest Real Estate Fund	01/05/05	1,900	$55.04759
Silvercrest Real Estate Fund	01/10/05	229	$54.86690
Silvercrest Real Estate Fund	01/13/05	216	$52.80963
Silvercrest Real Estate Fund	01/14/05	1,037	$52.37562
Silvercrest Real Estate Fund	01/20/05	1,260	$56.27947
Silvercrest Real Estate Fund	02/15/05	605	$58.48846
Silvercrest Real Estate Fund	02/16/05	211	$58.20801
Silvercrest Real Estate Fund	02/17/05	382	$58.37380
Silvercrest Real Estate Fund	02/18/05	165	$56.76158

*	Advisors is the investment adviser of each of the named entities. Messrs. Jarvis and MacLean are the managing members of Advisors.